

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

February 12, 2010

Mr. Isaac Roberts
President, & Principal Financial Officer
Digital Development Partners, Inc. (F/K/A/ Cyprium Resources Inc.)
58 ½ North Lexington Ave.
Asheville, NC 28801

> **Re: Digital Development Partners, Inc. (F/K/A/ Cyprium Resources Inc)**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed January 29, 2010**
> **Response Letter Dated February 3, 2010**
> **File No. 0-52828**

Dear Mr. Roberts:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief